

Mail Stop 4546

November 21, 2016

VIA E-mail
Mark Pruzanski, M.D.
President and Chief Executive Officer
Intercept Pharmaceuticals, Inc.
450 West 15th Street, Suite 505
New York, NY 10011

Re: Intercept Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 9, 2016
File No. 001-35668

Dear Dr. Pruzanski:

We have limited our review to only your financial statements and related disclosures and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us when you will respond. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Condensed Consolidated Financial Statements

1. Overview of Business
Basis of Presentation, page 9

1. Please tell us why you did not provide the specific attestation that "In the opinion of management, all adjustments necessary for a fair statement of results for the interim periods have been made." Refer to S-X Rule 210.10-01(b)(8).

Mark Pruzanski, M.D.
Intercept Pharmaceuticals, Inc.
November 21, 2016

2. Summary of Significant Accounting Policies, page 9

2. On page 20 you state "Cost of goods sold during each of the three and nine months ended September 30, 2016 was only reflective of packaging and labeling costs incurred in the respective period, which was de minimis. We expect cost of goods sold to remain negligible until previously expensed supplies of OCA are sold." Please tell us the following:
   - the amount of pre-launch inventory expensed and amount of gross product sales that you estimate remain to be sold before you begin charging capitalized inventory to COGS; and
   - the shelf-life of OCA and the remaining life of the pre-launch inventories.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Senior Staff Accountants James Peklenk at (202) 551-3661 or Keira Nakada at (202) 551-3659 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                            Sincerely,

                                            /s/ Jim B. Rosenberg

                                            Jim B. Rosenberg
                                            Senior Assistant Chief Accountant
                                            Office of Healthcare and Insurance